                    CUSIP NO. 23280Q105           Page 1

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 1 to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                  CYPRESSTREE SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)


                                  COMMON STOCK
                        (Title of Class of Securities)


                                   23280Q105
                                (CUSIP Number)

                               Walter L. Downey
                               135 Bellevue St.
                             W. Roxbury, MA  02132


                               Tel: 617-325-8425

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Not Applicable
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
___________.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
CUSIP NO. 23280Q105                          Page 2


1.      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Walter Downey

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a) [_]
                                                    (b) [_]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

          PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS    [_]
        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER           20,000 shares

8.      SHARED VOTING POWER                     0

9.      SOLE DISPOSITIVE POWER      20,000 shares

10.     SHARED DISPOSITIVE POWER                   0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 20,000 shares

12.     CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        [_]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2%

14.     TYPE OF REPORTING PERSON    IN


  This Amendment No. 1 to Schedule 13D is filed solely for the purpose of reporting that the reporting person's ownership of common stock of CypressTree Senior Floating Rate Fund, Inc., has fallen below five percent as the result of the Fund's issuance of additional shares of common stock, and that his obligation to file Schedule D is therefore terminated.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1999
--------------------                         -------------------------
Date                                         Walter L. Downey